UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 24, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENT TO THE ANNUAL CAPS

FOR THE CONTINUING CONNECTED TRANSACTION OF

THE FREIGHT LOGISTICS-RELATED SUPPORT SERVICE

ADJUSTMENT TO THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTION OF THE FREIGHT LOGISTICS- RELATED SUPPORT SERVICE

On 30 August 2019, the fourth regular meeting of the Board of the Company in 2019 considered and approved the Proposal on Daily Connected Transactions of the Company for the years 2020– 2022, and agreed that the Company and Eastern Logistics entered into the Freight Logistics- Related Daily Connected Transactions Framework Agreement and carried out transactions under the agreement, and agreed that the annual caps for the continuing connected transactions between the Company and Eastern Logistics for each year from 2020 to 2022 for Freight Logistics Business Support Services are RMB300 million, RMB330 million and RMB350 million, respectively. The annual caps for the continuing connected transactions of Cargo Terminal Business Support Services for each year from 2020 to 2022 are RMB550 million, RMB590 million and RMB630 million, respectively.

In order to satisfy the business development needs of the Company, the Company intends to adjust the annual caps for continuing connected transactions with Eastern Logistics for freight logistics-related support services in 2021 and 2022. This adjustment of the annual caps only increases the annual caps for continuing connected transactions of the freight logistics-related support services between the Company and Eastern Logistics in 2021 and 2022. There was no change to the other aspects of continuing connected transactions of the freight logistics-related business between the two parties (including but not limited to the main content of the transaction and pricing basis, etc.).

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As of the date of this announcement, Eastern Logistics is a subsidiary directly owned 40.50% equity interests by Eastern Airlines Industry Investment which is a wholly-owned subsidiary of the CEA Holding (the controlling Shareholder of the Company). Therefore, Eastern Logistics is a non-wholly owned subsidiary of CEA Holding. Accordingly, pursuant to the definition of the Hong Kong Listing Rules, Eastern Logistics is a connected person of the Company, and the transactions contemplated under the Freight Logistics-Related Daily Connected Transactions Framework Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Revised Annual Caps for Freight Logistics Business Support Services and Cargo Terminal Business Support Services under the Freight Logistics-Related Daily Connected Transactions Framework Agreement exceeds 0.1% but is less than 5%, adjustments to the annual caps for continuing connected transactions of the freight logistics-related support services are subject to the reporting, announcement and annual review requirements under the Hong Kong Listing Rules, but are exempted from Independent Shareholders’ approval requirements.

A.	BACKGROUND

On 30 August 2019, the 4th regular meeting of the Board of the Company in 2019 considered and approved the Proposal on Daily Connected Transactions of the Company for the years 2020–2022, and agreed that the Company and Eastern Logistics entered into the Freight Logistics-Related Daily Connected Transactions Framework Agreement and carried out transactions under the agreement, and agreed that the annual caps for the continuing connected transactions between the Company and Eastern Logistics for each year from 2020 to 2022 for Freight Logistics Business Support Services are RMB300 million, RMB330 million and RMB350 million, respectively. The annual caps for the continuing connected transactions of Cargo Terminal Business Support Services for each year from 2020 to 2022 are RMB550 million, RMB590 million and RMB630 million, respectively. For details, please refer to the shareholders’ circular of the Company dated 30 September 2019.

In order to satisfy the business development needs of the Company, the Company intends to adjust the annual caps for continuing connected transactions with Eastern Logistics for the freight logistics-related support services in 2021 and 2022.

B.	THE FREIGHT LOGISTICS-RELATED SUPPORT SERVICE TRANSACTIONS FRAMEWORK AGREEMENT

This adjustment of the annual caps only increases the annual caps for continuing connected transactions of the freight logistics-related support services between the Company and Eastern Logistics in 2021 and 2022. There was no change to the other aspects of continuing connected transactions of the freight logistics-related business between the two parties (including but not limited to the main content of the transaction and pricing basis, etc.). The principal terms are set out as follows:

Term

The Freight Logistics Daily Connected Transactions Framework Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

Services

Pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement,

(a)

the Group will provide the following services (altogether, the “Freight Logistics Business Support Services”) to the Eastern Logistics Group required for the daily operation of its freight logistics business:

(i)	aircraft maintenance and its ancillary support services;

(ii)	cargo transport maintenance and its ancillary support services; (iii) information technology support services;

(iv)	cleaning services;

(v)	training services; and

(vi)	other daily support services, and

(b)	the Eastern Logistics Group will provide the following services (altogether, the “Cargo Terminal Business Support Services”) to the Group required for its daily business operation:

(i)	apron transfer services, cargo terminal operation services and security inspection services; and

(ii)	other daily support services.

Pricing

(a)

the price and/or fee scale for the Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Services Framework Agreement. For the Freight Logistics Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of aircraft raw materials, the support areas for aircraft materials, the cost of information technology equipment, labour cost and the specific support requirements from the Eastern Logistics Group (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time within the territory of the PRC;

(b)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Framework Agreement. For the Cargo Terminal Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of raw materials, the support areas, the costs for the protection equipment, labour costs and the specific support requirements from the Company (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time in the PRC;

(c)

both the Group and the Eastern Logistics Group shall designate their department(s) or personnel to be responsible primarily for checking the prices and terms offered by independent third parties providing similar services. In general, at least two independent third parties who provide support services will be consulted for their fee quotations and terms via email, facsimile or telephone conversation;

(d)

the price and/or fee scale for the Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Group shall be no less favourable to the Group than that offered by the Group to independent third parties for similar services in the ordinary and normal course of business;

(e)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be no less favourable to the Eastern Logistics Group than that offered by the Eastern Logistics Group to independent third parties for similar services in the ordinary and normal course of business; and

(f)

the fees in relation to the Freight Logistics Business Support Services offered by the Group to the Eastern Logistics Group and the Cargo Terminal Business Support Services offered by the Eastern Logistics Group to the Group shall be settled based on the actual provision of services and the unit price, which is determined by both parties pursuant to the aforementioned pricing principles. Upon the receipt and confirmation of the payment order and VAT special invoices from one party, the other party shall make the payment via bank transfer or via other legal means of payment within a reasonable period of time, as agreed by the parties.

The Group will designate departments or officials to be primarily responsible for checking the prices and terms offered by independent third parties for the same or similar type of services (in general, through emails, facsimile or telephone conversation with at least two independent third parties providing the support services), to ensure that the terms of the Freight Logistics Daily Connected Transactions Framework Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Payment terms

The fees in relation to the Freight Logistics Business Support Services offered by the Company to the Eastern Logistics Group and the Cargo Terminal Business Support Services offered by the Eastern Logistics Group to the Company shall be settled based on the actual provision of services and the unit price determined by both parties pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement.

As the Freight Logistics Daily Connected Transactions Framework Agreement is a master agreement in nature, after one party has received the invoices and VAT special invoices issued by another party, it shall pay on a monthly basis in arrears as specified in the separate underlying operative business agreement. Upon having received and confirmed the payment order and VAT special invoices from one party, the other party shall make payment via bank transfer or via other legal means of payment as agreed by both parties.

C.	THE HISTORICAL AMOUNTS AND THE REVISED ANNUAL CAPS

(1)

Existing Annual Caps and execution status of continuing connected transactions of the Freight Logistics Business Support Services and Cargo Terminal Business Support Services in 2020 and for the year ended 31 May 2021

(Unit: RMB thousands)
	The financial years ended
			31 December	31 May
	31 December 2020		2021	2021
Transaction projects	Existing Annual Caps	Actual transaction amount	Existing Annual Caps	Actual transaction amount
Revenue
Amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services	300,000	184,647	330,000	78,886

Expense
Amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services	550,000	286,200	590,000	193,273

The Company confirms that the actual transaction amounts of continuing connected transactions of the Freight Logistics Business Support Services and Cargo Terminal Business Support Services have not exceeded the Existing Annual Caps since 1 January 2021 and up to the date of this announcement.

(2)	The Revised Annual Caps and its Basis

With the global growth of demand in air cargo, the increase in the cargo aircraft scale of Eastern Logistics and the increase in the hourly rate of its aircraft maintenance services provided by the Company for Eastern Logistics, it is expected that the aircraft maintenance costs and flight training costs arising from the Freight Logistics Business Support Services provided by the Company for Eastern Logistics will further increase.

At the same time, Eastern Logistics has further strengthened the professional operation of its aviation logistics business. The Company has further increased its cooperation with Eastern Logistics in the freight material logistics supply chain business. The freight material logistics supply chain service fees of the Cargo Terminal Business Support Services provided by Eastern Logistics for the Company will increase accordingly. In addition, with the global growth of air cargo demand and business development needs of the Company, together with the development of the COVID-19 and the condition of flight operations, it is expected that the pallet leasing fee arising from the Cargo Terminal Business Support Services provided by Eastern Logistics for the Company will further increase.

Given the above reasons, the Company expects that the amount of continuing connected transactions of the freight logistics-related support services in 2021 and 2022 will exceed the Existing Annual Caps. According to the pricing terms in the Freight Logistics Daily Connected Transactions Framework Agreement between the Company and Eastern Logistics, the Company revised the annual caps for connected transactions of the freight logistic-related support services in 2021 and 2022 after reviewing the income and cost data of the freight logistics-related support services in previous years and comprehensively considering various factors such as the prospects of the global freight market in the future. The Revised Annual Caps of continuing connected transactions of the freight logistics- related support services in 2021 and 2022 are as follows:

	(Unit: RMB thousands)
	The Revised Annual Caps for the financial year ended
	31 December	31 December
Transaction item	2021	2022
Revenue
Amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services	450,000	460,000

Expense
Amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services	800,000	830,000

The Revised Annual Caps for the two years ending 31 December 2021 and 2022 in respect of the Freight Logistics Business Support Services and the Cargo Terminal Business Support Services pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement are determined primarily based on the following factors:

(i)

Freight Logistics Business Support Services (the Company providing services): with the global growth of demand in air cargo, the increase in the cargo aircraft scale of Eastern Logistics and the increase in the hourly rate of its aircraft maintenance services provided by the Company for Eastern Logistics, it is expected that the aircraft maintenance costs and flight training costs arising from the Freight Logistics Business Support Services provided by the Company for Eastern Logistics will further increase.

(ii)

Cargo Terminal Business Support Services (the Company receiving services): Eastern Logistics has further strengthened the professional operation of its aviation logistics business. The Company has further increased its cooperation with Eastern Logistics in the freight material logistics supply chain business. The freight material logistics supply chain service fees of the Cargo Terminal Business Support Services provided by Eastern Logistics for the Company will increase accordingly. In addition, with the global growth of air cargo demand and business development needs of the Company, together with the development of the COVID-19 and the condition of flight operations, it is expected that the pallet leasing fee arising from the Cargo Terminal Business Support Services provided by Eastern Logistics for the Company will further increase.

D.	REASONS FOR AND BENEFITS OF THE ADJUSTMENT TO THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTION OF THE FREIGHT LOGISTICS-RELATED SUPPORT SERVICE

On the one hand, the Company has advantages on the resource of aircraft maintenance, pilot training and information technology services, etc. The Company provides services such as aircraft maintenance, pilot training and information technology for China Eastern Logistics, which can further increase the operating income of the Company. On the other hand, Eastern Logistics focuses on the operation of freight logistics business. For many years, it has provided the Company with professional and efficient Cargo Terminal Business Support Services. It is familiar with the relevant business operation procedures of the Company and can support the normal production and operation activities of the Company.

The COVID-19 has had a significant impact on the operating environment of the air cargo market. The Company revised the annual caps for the continuing connected transactions of the freight logistics-related support services in a timely manner based on the impact of the COVID-19 and the business development needs of the Company in order to meet the daily operations and future business development needs of the Company.

Given the above reasons, the Directors (including independent non-executive Directors) believe that (i) the continuing connected transactions of the freight logistic-related support service between the Company and Eastern Logistics have been agreed after after arm’s length negotiations between the two parties, are conducted on normal or better commercial terms, are entered into in the ordinary course of business of the Company, are fair and reasonable and in the interests of the Company and Shareholders as a whole; (ii) the Revised Annual Caps for continuing connected transactions of the freight logistics-related support services between the Company and Eastern Logistics are fair and reasonable, and in the interests of the Company and Shareholders as a whole.

E.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As of the date of this announcement, Eastern Logistics is a subsidiary directly owned as to 40.50% equity interests by Eastern Airlines Industry Investment, which is a wholly-owned subsidiary of the CEA Holding (the controlling Shareholder of the Company). Therefore, Eastern Logistics is a non-wholly owned subsidiary of CEA Holding. According to the definition of the Hong Kong Listing Rules, Eastern Logistics is a connected person of the Company, and the transactions contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Revised Annual Caps for Freight Logistics Business Support Services and Cargo Terminal Business Support Services under the Freight Logistics Daily Connected Transactions Framework Agreement exceeds 0.1% but is less than 5%, adjustments to the annual caps for continuing connected transactions of the freight logistics-related support services are subject to the reporting, announcement and annual review requirements under the Hong Kong Listing Rules, but are exempted from Independent Shareholders’ approval requirements.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang are the directors of CEA Holding, which may be regarded as having a material interest in the continuing connected transaction of the freight logistics-related support service and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the adjustment to the annual caps of continuing connected transaction of the freight logistics-related support service. Save as disclosed above, none of the Directors has a material interest in the continuing connected transaction of the Freight Logistics Daily Connected Transactions Framework Agreement and freight logistics-related support service.

F.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the operation of all the state-owned assets and equity interests, invested and formed by the state in CEA Holding and its invested entities.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned by the following parties:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Asset Management Company Limited (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company (中國人壽保險(集團)公司) and is ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. (上海久事(集團)有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd. (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd. (中國國新控 股有限責任公司) and is ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd. (中國旅遊集團有限公司), which is directly and wholly-owned by SASAC.

Information in relation to Eastern Logistics

Eastern Logistics is principally engaged in warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot operation, conference service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokerage), air ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services) and common cargo transport.

As at the date of this announcement, Eastern Logistics has been listed on the main board of the Shanghai Stock Exchange and is a subsidiary of Eastern Airlines Investment, which is interested in 40.50% of the equity interests of Eastern Logistics. Therefore, Eastern Logistics is a non-wholly-owned subsidiary of CEA Holding, and is in turn a connected person of the Company, with 18.09% equity interests owned by Legend Holdings Corporation; 9% equity interests owned by Zhuhai Pudong Logistics Development Co., Ltd.; 9% equity interests owned by Tianjin Ruiyuan Enterprise Management Partnership (Limited Partnership); 4.50% equity interests owned by Deppon Logistics Co., Ltd.; 4.50% equity interests owned by Greenland Financial Holding Group Company Limited; 4.41% equity interests owned by Beijing Junlian Huicheng Equity Investment Partnership (Limited Partnership); 10% equity interests owned by other public shareholders, among them:

(i)	Eastern Airlines Investment is directly wholly-owned by CEA Holding;

(ii)

Legend Holdings Corporation is a joint stock company incorporated in the PRC with limited liability, and the Shares of which are listed on the main board of the Stock Exchange (stock code: 3396). To the best knowledge and belief of the Directors and having made all reasonable enquiries, Legend Holdings Corporation and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company;

(iii)

Zhuhai Pudong Logistics Development Co., Ltd. is a company incorporated in the PRC with limited liability, and it is directly wholly-owned by Global Logistic Properties Investment (Shanghai) Co., Ltd. To the best knowledge and belief of the Directors and having made all reasonable enquiries, Zhuhai Pudong Logistics Development Co., Ltd. and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company;

(iv)

Tianjin Ruiyuan Enterprise Management Partnership (Limited Partnership) is a limited partnership company incorporated in the PRC with 57.68% partnership interest owned by Tianjin Chiyuan Enterprise Management Partnership (Limited Partnership); 13.88% partnership interest owned by Tianjin Huayuan Enterprise Management Partnership (Limited Partnership); 10.49% partnership interest owned by Tianjin Zeyuan Enterprise Management Partnership (Limited Partnership); 9.46% partnership interest owned by Tianjin Jingyuan Enterprise Management Partnership (Limited Partnership); 8.48% partnership interest owned by Tianjin Jiayuan Enterprise Management Partnership (Limited Partnership); 0.005% partnership interest owned by Shanghai Huiyuan Enterprise Management Co., Ltd. To the best knowledge and belief of the Directors and having made all reasonable enquiries, Tianjin Ruiyuan Enterprise Management Partnership (Limited Partnership) and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company;

(v)

Deppon Logistics Co., Ltd. is a joint stock company incorporated in the PRC with limited liability, and the Shares of which are listed on the main board of the Shanghai Stock Exchange (stock code: 603056). To the best knowledge and belief of the Directors and having made all reasonable enquiries, Deppon Logistics Co., Ltd. and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company;

(vi)

Greenland Financial Holding Group Company Limited is a company incorporated in the PRC with limited liability, and it is directly wholly-owned by Greenland Digital Technology Co., Ltd., which is an indirect wholly-owned subsidiary of Greenland Holdings Corporation Limited. Greenland Holdings Corporation Limited is a joint stock company incorporated in the PRC with limited liability, and the Shares of which are listed on the main board of the Shanghai Stock Exchange (stock code: 600606). To the best knowledge and belief of the Directors and having made all reasonable enquiries, Greenland Financial Holding Group Company Limited and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company; and

(vii)

Beijing Junlian Huicheng Equity Investment Partnership (Limited Partnership) is a limited partnership incorporated in the PRC with 33.33% partnership interest owned by the National Council for Social Security Fund; 22.22% partnership interest owned by Tibet Dongfangqihui Investment Co., Ltd.; 6.67% partnership interest owned by the Chinese Academy of Sciences Holdings Co., Ltd.; 6.10% partnership interest owned by Wuhu Jinyuan Investment Center (Limited Partnership); 5.08% partnership interest owned by Wuhu Jinfang Investment Center (Limited Partnership). As for the remaining 16 partners, each of them owns less than 5% partnership interest. To the best knowledge and belief of the Directors and having made all reasonable enquiries, Beijing Junlian Huicheng Equity Investment Partnership (Limited Partnership) and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company.

G.	DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of Directors

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), the controlling Shareholder of the Company

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the COVID-19 pandemic

“Directors”	means the directors of the Company

“Eastern Airlines Industry Investment”	means東方航空產業投資有限公司(Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding

“Eastern Logistics”	means 東方航空物流股份有限公司 (Eastern Air Logistics Co., Ltd.*), which is a non-wholly owned subsidiary of CEA Holding and its A shares are listed on the Shanghai Stock Exchange (stock code: 601156)

“Eastern Logistics Group”	means Eastern Logistics and its subsidiaries

“Freight Logistics Daily Connected Transactions Framework Agreement”	On 30 August 2019, the Company entered into the Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics, pursuant to which the Group shall provide the Freight Logistics Business Support Services to the Eastern Logistics Group required for the daily operation of its freight logistics business, and the Eastern Logistics Group shall provide the Cargo Terminal Business Support Services to the Group required for its daily business operation

“Cargo Terminal Business Support Services”	has the meaning set out under the section headed “Freight Logistics-Related Support Service Transactions Agreement” in this announcement

“Freight Logistics Business Support Services”	has the meaning set out under the section headed “Freight Logistics-Related Support Service Transactions Agreement” in this announcement

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC “Hong Kong Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Shareholders”	means Shareholders, excluding CEA Holding and its associates

“PRC”	means the People’s Republic of China, which for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Existing Annual Caps”	means the annual caps for the continuing connected transactions of the Freight Logistics Business Support Services contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement for the three years ended 31 December 2020, 2021 and 2022, which are RMB300 million, RMB330 million and RMB350 million, respectively, and the annual caps for continuing connected transactions for Cargo Terminal Business Support Services contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement for the three years ended 31 December 2020, 2021 and 2022, which are RMB550 million, RMB590 million and RMB630 million, respectively

“Revised Annual Caps”	means the annual caps for the continuing connected transactions of Freight Logistics Business Support Services contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement for the two years ended 31 December 2021 and 2022, which are RMB450 million, and RMB460 million, respectively, and the annual caps for continuing connected transactions of the Cargo Terminal Business Support Services contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement for the two years ended 31 December 2021 and 2022, which are RMB800 million and RMB830 million, respectively

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“%”	means per cent

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the PRC 23 June 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non- executive Director) and Jiang Jiang (Employee Representative Director).